 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hanna, John N. (Last) (First) (Middle) 5858 NE 87th Avenue (Street) Portland, OR 97220-0000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol YoCream International, Inc. YOCM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) June 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				263,137	D
Common Stock				3,392	I	By 401(k)
Common Stock				2,000	I	By Limited Liability Company (1)
Common Stock				6,600	I	John Hanna Charitable Remainder Trust #1
Common Stock				6,600	I	John Hanna Charitable Remainder Trust #2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hanna, John N. - June 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$4.000				05/15/2000 | 10/31/2004	Common Stock - 5,500		5,500	D

Explanation of Responses : This Form 4 is filed for the purpose of updating the beneficial holdings of the reporting person to reflect the recent addition of 1071 shares in his 401(k) account and to correct an error in reporting certain holdings as direct ownership.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Cliff E. Spencer, Attorney-in-Fact for ________________________________ 07-10-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

YoCream International, Inc.

Form 4 - June 2002

Hanna, John N.
5858 NE 87th Avenue
Portland, OR 97220-0000

Explanation of responses:

  Reporting person is one of five members of a limited liability company that holds 2,000 shares of common stock of the issuer and he has elected to report this interest on an aggregate basis.